EXHIBIT 99.1

HEXO Corp Announces Share Consolidation

OTTAWA, Dec. 18, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE:HEXO) announces that, following shareholder approval of the previously announced consolidation of its issued and outstanding common shares (the “Shares”) on the basis of four (4) old Shares for one (1) new Share (the “Consolidation”) at its annual and special meeting of shareholders held on December 11, 2020, it has filed articles of amendment implementing the Consolidation.

Notice of the Consolidation has been provided to the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Shares will continue to be listed on the TSX and the NYSE under the symbol “HEXO”, and the Shares are expected to begin trading on a post-Consolidation basis on the TSX and NYSE on or about December 23, 2020. Following the Consolidation, the new CUSIP number for the Shares is 428304307 and the new ISIN for the Shares is CA4283043079.

As a result of the Consolidation, the 488,650,748 Shares issued and outstanding prior to the Consolidation have been reduced to approximately 122,162,687 Shares (disregarding the treatment of any resulting fractional shares). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any resulting fractional Shares. The Company will not be issuing fractional post-Consolidation Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Share, the number of post-Consolidation Shares issued to such shareholder shall be rounded up or down to the nearest whole number of Shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of Shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of Shares.

The Company’s transfer agent, TSX Trust Company (“TSX Trust”), will act as the exchange agent for the Consolidation. In connection with the Consolidation, TSX Trust has sent a letter of transmittal to registered shareholders which will enable them to exchange their old share certificates for new share certificates, or alternatively, a Direct Registration System (“DRS”) Advice/Statement, representing the number of new post-Consolidation Shares they hold, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through TSX Trust. Until surrendered, each share certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation Shares to which the holder is entitled as a result of the Consolidation.

Non-registered beneficial holders holding their Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) will not need to complete a letter of transmittal and should note that such intermediaries may have specific procedures for processing the Consolidation. Shareholders holding their Shares through such an intermediary and who have any questions in this regard are encouraged to contact their intermediary.

The exercise or conversion price and the number of Shares issuable under any of the Company's outstanding warrants, convertible debentures, stock options and other securities exercisable for or convertible into Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com